FEDERAL INSURANCE COMPANY
Endorsement No.:	5	Bond
Bond Number:	81249958
NAME OF ASSURED: THE GLENMEDE FUND, INC
AND THE GLENMEDE PORTFOLIOS

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 2 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 11, 2010

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No:	2	Bond

Bond Number:	81249958

NAME OF ASSURED: THE GLENMEDE FUND, INC
AND THE GLENMEDE PORTFOLIOS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

The Glenmede Fund, Inc
The Glenmede Portfolios
4 Copley Place, 5th Floor
CPH-0326
Boston, MA 02116

THE GLENMEDE FUND, INC.
Long/Short Portfolio (formerly Absolute Return Portfolio)
Core Fixed Income Portfolio
Government Cash Portfolio
International Portfolio
Large Cap 100 Portfolio
Large Cap Growth Portfolio
Large Cap Value Portfolio
Philadelphia International Portfolio
Small Cap Equity Portfolio
Strategic Equity Portfolio
Tax-Exempt Cash Portfolio
Total Market Portfolio (formerly Total Market Long/Short Portfolio)
U.S. Emerging Growth Portfolio
Secured Options Portfolio

THE GLENMEDE PORTFOLIOS
Muni Intermediate Portfolio
New Jersey Muni Portfolio

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

Date: August 11, 2010

ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 2